EXHIBIT 99.1

Electra Approves Construction Budget and Sets Schedule for Completion of its North American Cobalt Sulfate Refinery

(All amounts in US$ unless otherwise stated)

TORONTO, Feb. 23, 2026 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) today announced that its Board of Directors has approved a $73 million construction budget and established an execution schedule to achieve mechanical completion of its cobalt sulfate Refinery north of Toronto, marking a significant step toward bringing North America’s first battery-grade cobalt refinery into operation.

Commissioning activities are expected to commence in the fourth quarter of 2026. Mechanical completion is targeted for the second quarter of 2027. Production ramp-up is expected to start during the third quarter of 2027. Achievement of Commercial Production is targeted for the fourth quarter of 2027. The project schedule establishes a clear pathway from construction execution in 2026 to commercial operations in 2027.

“Our mandate is clear. We are advancing this Refinery to completion with a defined budget, schedule and execution plan,” said Trent Mell, CEO. “This is a fully permitted brownfield asset with substantial infrastructure in place and funding commitments from allied governments. With major equipment procured and construction sequencing defined and baselined, we are positioned to transition from reactivation to full execution.”

Project Budget & Schedule

The approved $73 million (C$100 million) construction budget reflects updated detailed engineering, contractor input, and current market pricing. It is intended to fund all remaining construction activities through mechanical completion. Select commissioning activities are expected to begin prior to mechanical completion, with integrated commissioning and production ramp-up to follow completion of major construction works.

The majority of major mechanical and electrical equipment has been procured and long-lead items delivered to site, significantly reducing procurement and supply chain risk. Engineering and construction sequencing is substantially advanced and baselined, providing enhanced cost visibility and schedule certainty.

Construction will proceed under a defined execution plan with the following target milestones:

  Q1 2026 – Award of SMPEI contract (structural, mechanical, piping, electrical, and instrumentation)
  Q2 2026 – Full site mobilization
  Q4 2026 – Early commissioning of select utilities and circuits
  Q2 2027 – Mechanical completion
  Q3 2027 – Start of production ramp-up
  Q4 2027 – Commercial production

Project Funding & Government Support

Electra has arranged approximately $82 million in aggregate financial support to fund Refinery construction, including $48 million in government grants and loans and $34 million in equity financing completed in October 2025. Total committed capital exceeds the approved construction budget.

The Refinery has secured funding commitments from the U.S. Department of Defense, the Government of Canada and the Province of Ontario, underscoring its strategic importance to North American critical minerals supply chains.

The Company believes it has sufficient committed capital and liquidity to achieve mechanical completion, subject to customary reimbursement timing associated with government funding programs.

To further support the implementation of the previously announced construction funding plan, the Company has commenced discussions with the lenders of the Company’s senior secured credit facility to amend certain terms of the Company’s existing credit agreement dated October 22, 2025. The proposed amendments are intended to support ongoing negotiations to implement the previously announced funding for construction of the Refinery by allowing the Company to incur up to $27 million of debt financing from government entities, some or all of which may be secured. There can be no assurance the lenders will agree to any such changes to the current terms of their loan agreement.

Capital requirements beyond mechanical completion will primarily relate to commissioning, operational readiness, initial working capital and corporate costs as the Refinery transitions to commercial production. Commissioning and ramp-up expenditures are anticipated to be approximately $15 million (C$20.5 million). The Company expects these requirements to be managed through available liquidity and customary working capital facilities as the Refinery transitions to operations.

Electra’s North American Refinery

The Refinery is designed to initially produce 5,120 tonnes per annum of contained cobalt in the form of battery-grade cobalt sulfate. At nameplate capacity, the Refinery is expected to generate meaningful revenue from battery-grade cobalt sulfate supply to North American and allied markets.

The crystallizer circuit has a nameplate capacity of 6,500 tonnes per annum, providing a pathway to expand production by approximately 27% beyond initial nameplate capacity. Electra is targeting optimization toward the full 6,500 tonne per annum level in 2028 through incremental capital investments, operational improvements, and debottlenecking initiatives.

Engineering studies to evaluate expansion to full crystallizer capacity will be completed during initial commissioning and ramp-up and will incorporate plant performance data and operating insights generated during early production.

Over the past 12 months, benchmark cobalt sulfate prices have increased approximately threefold, reflecting improved supply discipline and sustained demand growth. The lithium-ion battery sector, a core end market for cobalt sulfate, continues to expand, growing 29% year-over-year to reach an estimated 1.59 TWh in 2025, according to Rho Motion. Approximately 75% of this demand was attributable to the 20.7 million electric vehicles sold globally in 2025.

In December 2025, the United States and the Democratic Republic of the Congo signed a Strategic Partnership Agreement focused on critical minerals cooperation, underscoring the geopolitical and national security importance of secure and diversified cobalt supply chains. In parallel, evolving guidance under Section 45X of the U.S. Advanced Manufacturing Production Credit has introduced increased scrutiny of upstream sourcing and material assistance from Prohibited Foreign Entities (PFEs). As upstream content thresholds increase over time, allied and traceable precursor materials are expected to play a growing role in maintaining 45X eligibility.

Electra believes its North American refining platform can support customers seeking to preserve and strengthen credit eligibility by providing an allied, traceable and non-PFE upstream input. Qualification under applicable programs will depend on specific statutory and regulatory criteria.

Industry estimates indicate that approximately 8.9 thousand metric tonnes (kt) of incremental global cobalt demand was added in 2025, with a further 9.2 kt of demand growth forecast for 2026 (Benchmark Mineral Intelligence). A growing portion of this incremental demand is expected to seek supply from jurisdictions outside China, reflecting customer and policy-driven diversification strategies.

Once fully ramped up to 6,500 tonnes, Electra’s Refinery is expected to represent an estimated 27% of world supply excluding China and approximately 5% of total global cobalt sulfate supply, based on Darton Commodities’ current market data and demand forecasts.

The Company has feedstock supply arrangements with leading global cobalt producers and trading counterparties, including Glencore and other established operators. Electra has also entered into a long-term tolling arrangement framework with LG Energy Solution, which is expected to account for approximately 60% of initial production over the first five years of operations. With a defined commissioning schedule in place, the Company is advancing definitive commercial documentation with these and other counterparties.

Construction is being delivered under a joint engineering, procurement and construction management framework led by EXP in collaboration with Electra’s internal owner’s team. This model provides integrated oversight, strengthened cost control and disciplined execution under a single coordinated framework.

Construction restart activities commenced in the fourth quarter of 2025, focused on early works and site readiness. Award of the major SMPEI contract is expected in the first quarter of 2026, followed by full site mobilization.

The Refinery is a fully permitted brownfield site that previously produced nickel and cobalt and retains substantial existing infrastructure, including utilities, process buildings and site services. Construction activities initiated in 2022-2023 included site infrastructure as well as significant structural and mechanical work. During the subsequent project pause, the Company successfully operated portions of the facility as part of a battery black mass demonstration campaign, validating key process circuits and preserving operational capability.

Recent work completed from the fourth quarter of 2025 to date includes the following construction and site preparation activities, supporting an efficient transition to full mobilization under the updated schedule:

  Installation of pipe racks and major structural components,
  Installation of clarifier tanks,
  Power infrastructure upgrades, and
  Preparation of parking and laydown areas to support construction trailers, workforce and equipment.

Long-lead equipment is in place, other equipment orders have been advanced, construction sequencing is near finalization, and project controls have been implemented in alignment with the approved budget.

Electra believes its Refinery will be North America’s only battery-grade cobalt sulfate production facility upon commissioning, addressing a key vulnerability in the regional battery materials supply chain. Global refining capacity for battery-grade cobalt remains highly concentrated in Asia. Establishing domestic refining capacity in Canada directly supports United States and Canadian national security priorities by strengthening allied supply chains, reducing reliance on foreign processing and enhancing the resilience of critical mineral supply for defense and industrial applications.

“Cobalt refining is a strategic capability for North America,” noted Mell. “By bringing this facility into commercial operation in 2027, we will establish the only battery-grade cobalt sulfate production capacity in the region, strengthening allied supply chains and anchoring critical minerals partnerships within North America. The United States and allied governments have increased engagement with producing nations to support secure and responsible cobalt supply chains. This refinery provides the midstream capability required to convert upstream resource partnerships into domestic cobalt supply for North American markets.”

About Electra Battery Materials

Electra is a leader in advancing North America’s critical minerals supply chain for lithium-ion batteries. The Company’s primary focus is constructing North America’s only cobalt sulfate Refinery, as part of a phased strategy to onshore critical minerals refining and reduce reliance on foreign supply chains. In addition to the Refinery, Electra holds a significant land package in Idaho’s Cobalt Belt, including its Iron Creek project and surrounding properties, positioning the Company as a potential cornerstone for North American cobalt and copper production.
Electra is also advancing black mass recycling opportunities to recover critical materials from end-of-life batteries, while continuing to evaluate growth opportunities in nickel refining and other downstream battery materials.

Contact
Heather Smiles
Vice President, Investor Relations & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

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Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements, including statements regarding the approved construction budget and the expected sufficiency of such budget to fund remaining construction activities through mechanical completion; the timing of and ability to achieve key project milestones, including the award of major contracts, site mobilization, commissioning activities, mechanical completion, commercial production and ramp-up; the expected timing for achieving targeted throughput rates and production volumes; the estimated additional capital required to support commissioning, ramp-up and initial working capital; the ability to complete engineering studies and implement incremental capital investments and debottlenecking; the availability of equipment, reagents and other inputs; the availability, timing, cost and continuity of feedstock supply; expectations regarding commercial arrangements and counterparties, including the Company’s previously announced agreement with LG Energy Solution; and the availability, timing and receipt of financial support from governmental and other sources. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements.

Forward-looking statements are based on management’s current expectations and assumptions, including, without limitation: that the Company will be able to execute its construction plan substantially as contemplated; that contractors, suppliers and service providers will perform in accordance with their contractual commitments; that required materials, equipment and labour will be available on acceptable terms and within expected timeframes; that no material changes to project scope, cost estimates, applicable laws or regulatory requirements will occur; that the Company will obtain and maintain all required permits, approvals and authorizations; that sufficient liquidity will be available to meet the Company’s project and operating requirements, including any additional capital required for commissioning, ramp-up and working capital; that commissioning and ramp-up will proceed as expected and the facility will achieve planned operating performance, product specifications and throughput; and that commercial counterparties will perform in accordance with the terms of their arrangements.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, among others: risks relating to construction execution and schedule, including delays, contractor performance, supply chain constraints, labour availability, and unforeseen site or technical conditions; risks relating to cost estimates and budget sufficiency, including inflation, changes in market pricing, scope changes, and foreign exchange; risks relating to financing and liquidity, including the timing and availability of grant or loan proceeds, compliance with conditions and covenants, and the Company’s ability to obtain additional financing on acceptable terms; risks relating to commissioning, ramp-up and operational performance, including the ability to achieve targeted throughput rates and product quality; risks relating to feedstock availability, logistics and pricing, including those associated with sourcing and transporting cobalt-bearing materials; risks relating to commercial arrangements, including counterparty performance and market demand for cobalt sulfate; and risks relating to governmental policies, approvals and support.

Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed timeframes or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.